EXHIBIT 21.1

Subsidiaries of the Registrant

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark Investment Funding I, LLC (Delaware)	100%
PennantPark SBIC GP II, LLC (Delaware)	100%
PennantPark SBIC II LP (Delaware)	100	% (1)
PNNT Alabama Holdings Inc. (Delaware)	100	% (2)
PNNT CI (GALLS) Prime Investment Holdings, LLC (Delaware)	100%
PNNT Investment Holdings, LLC (Delaware)	100%
RAM Energy Holdings LLC (Delaware)	100	% (3)
PennantPark Senior Loan Fund, LLC	72	% (3)
AKW Holdings Limited (Isle of Man)	84	% (3)
PT Network Intermediate Holdings, LLC (Delaware)	62	% (3)

(1)	The entity is directly owned 99% by us and 1% by PennantPark SBIC GP II, LLC, which is effectively wholly-owned by us.
(2)	This entity is not operational.
(3)	This is a controlled affiliated investment.